April 30, 1996


QUARTERLY REPORT TO THE LIMITED PARTNERS
OF DSI REALTY INCOME FUND VI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1996 and 1995, total revenues decreased 1.7% from $614,589 to $625,048 and total expenses increased 7.1% from $346,289 to $370,897. As a result, net income increased 5.3% from $268,300 for the three month period ended March 31, 1995, to $254,151 for the same period in 1996. The revenue increase can be attributed to an increase
in rental income as a result of higher unit rental rates.   Occupancy levels
for the Partnership's six mini-storage facilities averaged 84% for the three month periods ended March 31, 1996 and 1995. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $22,600 (8.3%) primarily due to an increase in maintenance and repair, real estate tax expense and salaries and wages, partially offset by lower yellow pages advertising costs. General and administrative expenses increased approximately $2,000 (2.7%) primarily as a result of relatively insignificant fluctuations in various expense accounts.

The General Partners plan to continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI Realty Income Fund VI
                              By: DSI Properties, Inc., as
                              General Partner



                              By___\s\ Robert J. Conway_______
                              ROBERT J. CONWAY, President